Exhibit 99.1

IGI Reports Third Quarter and First Nine Months of 2025 Unaudited Financial Results

HAMILTON, Bermuda, November 4, 2025 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported financial results for the third quarter and first nine months of 2025.

Highlights for the third quarter and first nine months of 2025 include:

(in millions of U.S. Dollars, except percentages and per share information)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Gross written premiums	$131.3	$138.3	$525.6	$525.5
Net premiums earned	$114.7	$126.1	$342.5	$362.5
Underwriting income (1)	$51.4	$41.4	$114.3	$138.7
Net investment income	$13.1	$11.5	$45.8	$40.3
Net income	$33.5	$34.5	$94.9	$105.1
Combined ratio (1)	76.5%	86.0%	87.1%	80.5%
Earnings per share (diluted) (2)	$0.75	$0.75	$2.14	$2.31
Return on average equity (annualized) (3)	19.9%	22.3%	18.9%	23.5%
Core operating income (3)	$38.6	$30.7	$80.8	$103.9
Core operating earnings per share (diluted) (3)	$0.87	$0.67	$1.82	$2.29
Core operating return on average equity (annualized) (3)	22.9%	19.8%	16.1%	23.2%

(1)	See “Supplementary Financial Information” below.

(2)	See “Note to the Consolidated Financial Statements (Unaudited)” below.

(3)	See “Non-GAAP Financial Measures” below.

IGI Group President & CEO Waleed Jabsheh said, “We had another quarter of strong profitability with solid underwriting results and investment income. For the third quarter of 2025, we delivered a combined ratio of 76.5%, underwriting income of $51.4 million, and net income of $33.5 million. This resulted in an annualized return on average equity of 19.9% and an annualized core operating return on average equity of 22.9%. These results illustrate the strong cycle management culture we have at IGI.”

“Current market conditions remain generally favorable across our markets but are showing significant variation by line of business and geographical territory. Our strategy, technical expertise and disciplined execution are specifically aimed at managing the inherent cyclicality and volatility of our business.”

“For the first nine months of 2025, we grew our book value per share by 9.3%, and in total during this period, we returned $98 million to shareholders in the form of dividends and share repurchases. At IGI, we have consistently demonstrated our ability to perform at a high level, generating long-term value for our shareholders, and this is reflected in our recent financial strength ratings upgrade to “A” with a stable outlook by S&P Global Ratings. We have built a strong foundation and a level of resilience in our business that we believe will continue to drive value through all stages of the cycle.”

Results for the Periods ended September 30, 2025 and 2024

The Company generated net income for the quarter ended September 30, 2025 of $33.5 million compared to $34.5 million for the third quarter of 2024. Net income for the nine months ended September 30, 2025 was $94.9 million compared to $105.1 million for the nine months ended September 30, 2024. The annualized return on average equity was 19.9% and 22.3% for the quarters ended September 30, 2025 and 2024, respectively. For the nine months ended September 30, 2025 and 2024, the Company generated an annualized return on average equity of 18.9% and 23.5%, respectively.

Core operating income, a non-GAAP financial measure, was $38.6 million for the third quarter of 2025, compared to $30.7 million for the same period in 2024. The Company generated a core operating return on average equity (annualized) of 22.9% and 19.8% for the third quarters of 2025 and 2024, respectively. Core operating income was $80.8 million for the nine months ended September 30, 2025, compared to $103.9 million for the same period in 2024. The annualized core operating return on average equity was 16.1% for the first nine months of 2025, compared to 23.2% for the first nine months of 2024. Core operating income for the first nine months of 2025 included a lower level of underwriting income, largely driven by the decline in net premiums earned and the negative impact of currency revaluation movements of the U.S Dollar against our major transactional currencies.

Gross written premiums were $131.3 million in the quarter ended September 30, 2025, compared to $138.3 million for the comparable period in 2024. For the first nine months of 2025, gross written premiums were $525.6 million, a marginal increase when compared to gross written premiums of $525.5 million for the first nine months of 2024.

Underwriting income was $51.4 million for the third quarter of 2025 compared to $41.4 million for the third quarter of 2024, and $114.3 million for the first nine months of 2025 compared to $138.7 million for the first nine months of 2024. Underwriting income for the third quarter and first nine months of 2025 was impacted by the decline in net premiums earned and currency revaluation movements, as described above.

The loss ratio was 39.3% and 51.5% for the quarters ended September 30, 2025 and 2024, respectively. For the nine months ended September 30, 2025 and 2024, the loss ratio was 49.3% and 45.3%, respectively. The improvement in loss ratio for the third quarter was impacted by a lower level of large loss activity as well as the currency devaluation of non-U.S. dollar loss reserves, driven by the strengthening of the U.S. Dollar against our major transactional currencies. The increase in the loss ratio for the first nine months of 2025 was impacted by catastrophe losses (“CAT losses”) of $45.8 million, as well as the impact of currency revaluation movements of non-U.S. dollar loss reserves, notably the U.S Dollar against our major transactional currencies.

The net policy acquisition expense ratio was 15.9% in the third quarter of 2025 compared to 15.6% in the same quarter of 2024. The net policy acquisition expense ratio for the first nine months of 2025 was 17.3%, compared to 16.4% for the same period of 2024, with the increase primarily due to $11.1 million of reinstatement premiums on loss affected business in the first nine months of 2025.

The general & administrative expense ratio was 21.3% for the third quarter of 2025, compared to 18.9% for the same quarter of 2024, and 20.5% for the first nine months of 2025, compared to 18.8% for the first nine months of 2024. The higher expense ratios are primarily the result of lower net earned premiums for both the third quarter and first nine months of 2025.

The resulting combined ratio was 76.5% for the third quarter of 2025, compared to 86.0% for the third quarter of 2024, and 87.1% for the first nine months of 2025, compared to 80.5% for the first nine months of 2024. The combined ratios for both the third quarter and first nine months of 2025 were impacted by currency revaluation movements, as described above.

Segment Results

The Specialty Short-tail Segment, which represented 57% of the Company’s gross written premiums for the nine months ended September 30, 2025, generated gross written premiums of $76.2 million for the third quarter of 2025, compared to $74.7 million for the third quarter of 2024. Net premiums earned were $60.4 million for the third quarter of 2025, compared to $67.4 million for the same quarter of 2024. Underwriting income was $29.6 million for the third quarter of 2025 compared to $34.7 million for the same quarter of 2024, with the decrease largely driven by a lower level of net premiums earned for the third quarter of 2025 compared to the same period in 2024.

Gross written premiums were $297.8 million for the first nine months of 2025 compared to $306.1 million for the first nine months of 2024. Net premiums earned for the first nine months of 2025 were $177.9 million compared to $193.6 million for the first nine months of 2024. Underwriting income was $80.2 million for the first nine months of 2025 compared to $91.2 million for the first nine months of 2024, with the decrease largely driven by a lower level of net premiums earned, partially offset by a lower level of net loss and loss adjustment expenses for the first nine months of 2025 compared to the same period in 2024.

The Specialty Long-tail Segment, which represented 25% of the Company’s gross written premiums for the nine months ended September 30, 2025, recorded gross written premiums of $43.8 million for the third quarter of 2025, compared to $50.1 million for the third quarter of 2024. Net premiums earned for the quarter ended September 30, 2025 were $32.4 million compared to $36.9 million for the same quarter of 2024. This segment recorded underwriting income of $11.4 million in the third quarter of 2025, compared to a loss of $1.0 million in the third quarter of 2024, largely due to the lower level of large loss activity, and consequently, a lower level of net loss and loss adjustment expenses in the third quarter of 2025. In the third quarter of 2025, underwriting income for this segment, which is transacted primarily in Pound Sterling, was positively impacted by currency devaluation movements on net loss reserves amounting to $3.8 million.

Gross written premiums were $130.2 million for the first nine months of 2025, compared to $140.8 million for the first nine months of 2024. Net premiums earned for the first nine months of 2025 were $93.8 million compared to $110.5 million for the same period of 2024. This segment recorded underwriting income of $1.0 million in the first nine months of 2025, compared to $25.2 million in the first nine months of 2024, largely due to a higher level of net loss and loss adjustment expenses and a lower level of net premiums earned for the first nine months of 2025, compared to the same period in 2024. Underwriting income for the first nine months of 2025 was negatively impacted by currency revaluation movements on net loss reserves amounting to $17.4 million.

The Reinsurance Segment, which represented 18% of the Company’s gross written premiums for the nine months ended September 30, 2025, recorded gross written premiums of $11.3 million for the third quarter of 2025, compared to $13.5 million for the third quarter of 2024. Net premiums earned for the quarter ended September 30, 2025 were $21.9 million, a marginal increase from the $21.8 million for the same quarter in 2024. Underwriting income increased by 35.1% to $10.4 million for the third quarter of 2025, compared to $7.7 million for the third quarter of 2024, primarily resulting from the lower level of loss and loss adjustment expenses.

Gross written premiums were $97.6 million for the first nine months of 2025, reflecting an increase of 24.2% compared to $78.6 million for the first nine months of 2024. Net premiums earned for the first nine months of 2025 were $70.8 million, an increase of $12.4 million or 21.2%, compared to $58.4 million for the same period in 2024. Underwriting income increased by 48.4% to $33.1 million for the first nine months of 2025, compared to $22.3 million for the first nine months of 2024, primarily resulting from the higher level of net premiums earned on a larger reinsurance portfolio.

Investment Results

Investment income was flat at $13.1 million in the third quarter of 2025 and 2024. The annualized investment yield on average total investments and cash and cash equivalents was 4.1% for the third quarter of 2025 compared to 4.2% in the corresponding period of 2024. Net investment income was $13.1 million for the third quarter of 2025, an increase of 13.9% compared to $11.5 million for the corresponding period of 2024.

Investment income increased by 6.8% to $40.6 million in the first nine months of 2025, compared to $38.0 million in the first nine months of 2024, driven by a larger fixed income portfolio. The annualized investment yield on average total investments and cash and cash equivalents was 4.2% for the first nine months of 2025, down from 4.3% in the corresponding period of 2024. Net investment income was $45.8 million for the first nine months of 2025, compared to $40.3 million for the corresponding period of 2024.

Net Foreign Exchange (Loss) Gain

The net foreign exchange loss for the third quarter of 2025 was $6.1 million, compared to a gain of $8.6 million for the third quarter of 2024. The net foreign exchange gain in the first nine months of 2025 was $11.1 million, compared to a gain of $4.7 million in the first nine months of 2024.

The net foreign exchange loss for the third quarter of 2025 was driven by the negative currency movement in the Company’s major transactional currencies (mainly the Pound Sterling and the Euro) against the U.S. Dollar, while the net foreign exchange gain for the first nine months of 2025 was driven by the positive currency movement in the Company’s major transactional currencies against the U.S. Dollar, compared to the same period in 2024.

Total Shareholders’ Equity

Total shareholders’ equity increased to $686.5 million at September 30, 2025, compared to $654.8 million at December 31, 2024.

The movement in total shareholders’ equity during the quarter and nine months ended September 30, 2025 is illustrated below:

(in millions of U.S. Dollars)	Quarter Ended September 30, 2025	Nine Months Ended September 30, 2025
Total Shareholders’ equity at beginning of period	$662.2	$654.8
Net income	$33.5	$94.9
Unrealized gains on available-for-sale investments	$9.7	$29.1
Purchase of treasury shares (a)	$(18.8)	$(53.8)
Issuance of common shares under share-based compensation plan and employees stock purchase plan	$2.0	$5.6
Cash dividends declared	$(2.1)	$(44.1)
Total shareholders’ equity at September 30, 2025	$686.5	$686.5

(a)	In the third quarter of 2025, the Company repurchased 789,575 common shares at an average price per share of $23.79. For the first nine months of 2025, the Company repurchased 2,291,599 common shares at an average price per share of $23.49. At September 30, 2025, the Company had no common shares remaining under its existing 7.5 million common share repurchase authorization.

Book value per share was $16.23 at September 30, 2025, reflecting an increase of 9.3% over book value per share of $14.85 at December 31, 2024.

International General Insurance Holdings Ltd.

Consolidated Statements of Income (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars except per share data)	2025	2024	2025	2024

Gross written premiums	$131.3	$138.3	$525.6	$525.5
Ceded written premiums	$(58.8)	$(60.8)	$(174.8)	$(154.6)
Net written premiums	$72.5	$77.5	$350.8	$370.9
Net change in unearned premiums	$42.2	$48.6	$(8.3)	$(8.4)
Net premiums earned	$114.7	$126.1	$342.5	$362.5
Investment income	$13.1	$13.1	$40.6	$38.0
Net realized gain on investments	$0.1	$0.1	$1.7	$0.2
Net unrealized (loss) gain on investments	-	$(1.8)	$3.3	$2.2
Change in allowance for expected credit losses on investments	$(0.1)	$0.1	$0.2	$(0.1)
Net investment income	$13.1	$11.5	$45.8	$40.3
Other revenues	$0.8	$0.5	$2.3	$1.0
Total revenues	$128.6	$138.1	$390.6	$403.8
Expenses
Net loss and loss adjustment expenses	$(45.1)	$(65.0)	$(168.9)	$(164.3)
Net policy acquisition expenses	$(18.2)	$(19.7)	$(59.3)	$(59.5)
General and administrative expenses	$(24.4)	$(23.8)	$(70.2)	$(68.3)
Change in allowance for expected credit losses on receivables	-	$(0.2)	$(1.8)	$(1.8)
Change in fair value of derivative financial liabilities	-	$(1.7)	-	$(4.9)
Other expenses	$(1.7)	$(0.7)	$(5.0)	$(3.1)
Net Foreign exchange (loss) gain	$(6.1)	$8.6	$11.1	$4.7
Total expenses	$(95.5)	$(102.5)	$(294.1)	$(297.2)
Income before income taxes	$33.1	$35.6	$96.5	$106.6
Income tax credit (expense)	$0.4	$(1.1)	$(1.6)	$(1.5)
Net income	$33.5	$34.5	$94.9	$105.1
Diluted earnings per share attributable to equity holders (1)	$0.75	$0.75	$2.14	$2.31

(1)	See “Note to the Consolidated Financial Statements (Unaudited)”.

International General Insurance Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

(in millions of U.S. Dollars)	As at September 30, 2025	As at December 31, 2024
ASSETS
Investments
Fixed maturity securities available-for-sale, at fair value	$1,031.5	$1,002.1
Fixed maturity securities held to maturity	$2.0	$2.0
Equity securities, at fair value	$22.7	$29.0
Other investments, at fair value	$13.4	$12.3
Short-term investments	$53.3	$89.5
Term deposits	-	$0.7
Equity-method investments measured at fair value	$2.3	$1.9
Total investments	$1,125.2	$1,137.5
Cash and cash equivalents	$190.7	$155.2
Accrued investment income	$13.2	$15.3
Premiums receivable	$280.8	$256.0
Reinsurance recoverables	$249.6	$225.7
Ceded unearned premiums	$126.0	$113.3
Deferred policy acquisition costs, net of ceding commissions	$71.5	$67.1
Deferred tax assets, net	$3.3	$7.0
Other assets	$61.5	$60.5
TOTAL ASSETS	$2,121.8	$2,037.6

LIABILITIES
Reserve for unpaid loss and loss adjustment expenses	$815.8	$794.2
Unearned premiums	$486.2	$465.3
Insurance and reinsurance payables	$110.4	$90.1
Other liabilities	$22.9	$33.2
TOTAL LIABILITIES	$1,435.3	$1,382.8

SHAREHOLDERS’ EQUITY
Common shares at par value	$0.4	$0.5
Additional paid-in capital	$96.5	$144.9
Treasury shares	$(3.5)	$(3.7)
Accumulated other comprehensive gain (loss), net of taxes	$10.6	$(18.6)
Retained earnings	$582.5	$531.7
TOTAL SHAREHOLDERS’ EQUITY	$686.5	$654.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,121.8	$2,037.6

International General Insurance Holdings Ltd.

Supplementary Financial Information – Combined Ratio (Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024

Loss ratio (a)	39.3%	51.5%	49.3%	45.3%
Net policy acquisition expense ratio (b)	15.9%	15.6%	17.3%	16.4%
General and administrative expense ratio (c)	21.3%	18.9%	20.5%	18.8%
Expense ratio (d)	37.2%	34.5%	37.8%	35.2%
Combined ratio (e)	76.5%	86.0%	87.1%	80.5%

(a)	Represents net loss and loss adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the net policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the loss ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Book Value per Share (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at September 30, 2025	As at December 31, 2024
Common shares outstanding (in millions)*	43.2	45.1
Minus: Unvested shares (in millions)**	0.9	1.0
Number of vested common outstanding shares (in millions) (a)	42.3	44.1

Total shareholders’ equity (b)	$686.5	$654.8
Book value per share (b)/(a)	$16.23	$14.85

*	Common shares issued and outstanding as at September 30, 2025 are as follows:

No. of shares as at
September 30, 2025
Vested common shares as of December 31, 2024	44,117,721
Treasury shares balance as of December 31, 2024	154,011
Vested restricted share awards	475,013
Granted employee stock purchase plan	23,763
Cancelled treasury shares	(2,299,302)
Treasury shares balance as of September 30, 2025	(146,308)
Total vested common shares as of September 30, 2025	42,324,898

Unvested restricted shares awards as of September 30, 2025	829,806
Unvested employee stock purchase plan as of September 30, 2025	23,481
Total unvested shares as of September 30, 2025	853,287
Total common shares outstanding as of September 30, 2025	43,178,185

**	Restricted Share Awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and beneficiaries are entitled to dividends and voting rights. However, the Restricted Share Awards are non-transferable by their holders until they vest per the respective Restricted Share Award Agreements. At September 30, 2025, the vesting conditions attached to the unvested Restricted Share Awards to employees have not been met.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended September 30, 2025

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$43.8	$76.2	$11.3	$131.3
Ceded written premiums	$(11.3)	$(47.5)	-	$(58.8)
Net written premiums	$32.5	$28.7	$11.3	$72.5
Net change in unearned premiums	$(0.1)	$31.7	$10.6	$42.2
Net premiums earned	$32.4	$60.4	$21.9	$114.7

Net loss and loss adjustment expenses	$(15.6)	$(20.3)	$(9.2)	$(45.1)
Net policy acquisition expenses	$(5.4)	$(10.5)	$(2.3)	$(18.2)
Underwriting income	$11.4	$29.6	$10.4	$51.4

For the quarter ended September 30, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$50.1	$74.7	$13.5	$138.3
Ceded written premiums	$(13.8)	$(47.0)	-	$(60.8)
Net written premiums	$36.3	$27.7	$13.5	$77.5
Net change in unearned premiums	$0.6	$39.7	$8.3	$48.6
Net premiums earned	$36.9	$67.4	$21.8	$126.1

Net loss and loss adjustment expenses	$(30.9)	$(22.6)	$(11.5)	$(65.0)
Net policy acquisition expenses	$(7.0)	$(10.1)	$(2.6)	$(19.7)
Underwriting (loss) income	$(1.0)	$34.7	$7.7	$41.4

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the nine months ended September 30, 2025

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$130.2	$297.8	$97.6	$525.6
Ceded written premiums	$(43.0)	$(130.1)	$(1.7)	$(174.8)
Net written premiums	$87.2	$167.7	$95.9	$350.8
Net change in unearned premiums	$6.6	$10.2	$(25.1)	$(8.3)
Net premiums earned	$93.8	$177.9	$70.8	$342.5

Net loss and loss adjustment expenses	$(73.2)	$(66.4)	$(29.3)	$(168.9)
Net policy acquisition expenses	$(19.6)	$(31.3)	$(8.4)	$(59.3)
Underwriting income	$1.0	$80.2	$33.1	$114.3

For the nine months ended September 30, 2024

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$140.8	$306.1	$78.6	$525.5
Ceded written premiums	$(40.3)	$(112.8)	$(1.5)	$(154.6)
Net written premiums	$100.5	$193.3	$77.1	$370.9
Net change in unearned premiums	$10.0	$0.3	$(18.7)	$(8.4)
Net premiums earned	$110.5	$193.6	$58.4	$362.5

Net loss and loss adjustment expenses	$(64.2)	$(71.9)	$(28.2)	$(164.3)
Net policy acquisition expenses	$(21.1)	$(30.5)	$(7.9)	$(59.5)
Underwriting income	$25.2	$91.2	$22.3	$138.7

International General Insurance Holdings Ltd.

Supplementary Financial Information – Investment Yield (Unaudited)

The following table shows the investment yield calculation:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except percentages)	2025	2024	2025	2024
Investment income	$13.1	$13.1	$40.6	$38.0
Average total investments and cash and cash equivalents(i)	$1,287.8	$1,256.0	$1,281.0	$1,190.9
Investment Yield (annualized)	4.1%	4.2%	4.2%	4.3%

(i)	This represents the average of the month end fair value balances of total investments and cash and cash equivalents in each reporting period.

International General Insurance Holdings Ltd.

Note to the Consolidated Financial Statements (Unaudited)

(1)	Represents net income for the period available to common shareholders divided by the weighted average number of vested common shares – diluted calculated as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except share and per share information)	2025	2024	2025	2024
Net income for the period	$33.5	$34.5	$94.9	$105.1
Minus: Net income attributable to the earnout shares	-	$0.2	-	$1.3
Minus: Dividends attributable to restricted share awards	-	-	$0.8	$0.6
Net income available to common shareholders (a)	$33.5	$34.3	$94.1	$103.2
Weighted average number of shares – diluted (in millions of shares) (b)*	44.4	45.8	43.9	44.6
Diluted earnings per share attributable to equity holders (a/b)	$0.75	$0.75	$2.14	$2.31

*	The weighted average number of common shares refers to the number of common shares calculated after adjusting for the changes in issued and outstanding common shares over a reporting period.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

In presenting IGI’s financial results, management has included and discussed certain non-GAAP financial measures. We believe that these non-GAAP financial measures, which may be defined and calculated differently by other companies, help to explain and enhance the understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with U.S. GAAP.

Reconciliation of Combined Ratio to Accident Year Combined Ratio Prior to CAT Losses

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis.

	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions of U.S. Dollars, except percentages)	2025	2024	2025	2024
Net premiums earned (a)	$114.7	$126.1	$342.5	$362.5
Net loss and loss adjustment expenses (b)	$(45.1)	$(65.0)	$(168.9)	$(164.3)
Net policy acquisition expenses (c)	$(18.2)	$(19.7)	$(59.3)	$(59.5)
General and administrative expenses (d)	$(24.4)	$(23.8)	$(70.2)	$(68.3)
Prior years unfavorable (favorable) development (e)	$(10.4)	$7.0	$(30.0)	$(34.4)
Current accident year CAT losses (f)*	$7.2	$12.5	$45.8	$37.4

Combined ratio ((b+c+d)/a)**	76.5%	86.0%	87.1%	80.5%
Minus: Prior years unfavorable (favorable) development (e/a)	(9.1)%	5.6%	(8.8)%	(9.5)%
Accident year combined ratio	85.6%	80.4%	95.9%	90.0%
Minus: CAT losses on an accident year basis (f/a)	6.3%	9.9%	13.4%	10.3%
Accident year combined ratio prior to CAT losses	79.3%	70.5%	82.5%	79.7%

*	The CAT losses for the quarter ended September 30, 2025 include reserves for the earthquake in Thailand (in the Reinsurance Segment).

The CAT losses for the nine months ended September 30, 2025 include reserves recorded for the Southern California wildfires and the earthquake in Thailand (in the Reinsurance Segment), the earthquake in Taiwan and the Bridgewater Canal breach in Manchester, UK (in the Specialty Short-tail Segment).

The CAT losses for the quarter and nine months ended September 30, 2024 include reserves recorded for the earthquake in Taiwan (in the Specialty Short-tail and Reinsurance segments) and flooding in the United Arab Emirates and Oman, Southern Germany and Morocco (in all segments).

**	See “Supplementary Financial Information - Combined Ratio (Unaudited)”.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

The table below illustrates the split of loss ratio between current accident year, current accident year CAT losses, which are included in ‘Net loss and loss adjustment expenses’, and prior years’ loss development as follows:

	Quarter Ended September 30,				Nine Months Ended September 30,
	2025		2024		2025		2024
(in millions of U.S. Dollars, except percentages)	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned	Net loss and loss adjustment expenses	% of net premiums earned
Current accident year net incurred claims and loss ratio	$45.1	39.3%	$65.0	51.5%	$168.9	49.3%	$164.3	45.3%
Minus: Current accident year CAT losses	$7.2	6.3%	$12.5	9.9%	$45.8	13.4%	$37.4	10.3%
Minus: Effect of prior years’ loss development	$(10.4)	(9.1)%	$7.0	5.6%	$(30.0)	(8.8)%	$(34.4)	(9.5)%
Current Accident year (Prior to CAT losses)	$48.3	42.1%	$45.5	36.0%	$153.1	44.7%	$161.3	44.5%

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amounts of these gains and losses are heavily influenced by, and fluctuate in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premiums, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through intelligent risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting net income for the period determined in accordance with U.S. GAAP, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to analyze the Company’s results in a similar manner to the way in which Management analyzes the Company’s underlying business performance.

International General Insurance Holdings Ltd.

Non-GAAP Financial Measures

Core operating income is calculated by the addition or subtraction of certain line items reported in the “Consolidated Statements of Income” from net income for the period and tax effecting each line item (resulting in each item being a non-GAAP financial measure), as illustrated in the table below:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except for percentages and per share data)	2025	2024	2025	2024
Net income for the period	$33.5	$34.5	$94.9	$105.1
Reconciling items between net income for the period and core operating income:
Net realized (gain) on investments	$(0.1)	$(0.1)	$(1.7)	$(0.2)
Tax impact of net realized (gain) on investments(i)	-	-	$0.2	-
Net unrealized loss (gain) on investments	-	$1.8	$(3.3)	$(2.2)
Tax impact of net unrealized loss (gain) on investments(i)	$0.2	$0.1	$0.4	$0.2
Change in allowance for expected credit losses on investments	$0.1	$(0.1)	$(0.2)	$0.1
Tax impact of change in allowance for expected credit losses on investments(i)	$(0.1)	-	-	$(0.1)
Change in fair value of derivative financial liabilities	-	$1.7	-	$4.9
Net foreign exchange loss (gain)	$6.1	$(8.6)	$(11.1)	$(4.7)
Tax impact of net foreign exchange loss (gain)(i)	$(1.1)	$1.4	$1.6	$0.8
Core operating income	$38.6	$30.7	$80.8	$103.9
Average shareholders’ equity (ii)	$674.4	$619.9	$668.5	$596.0
Core operating return on average equity (annualized) (iii) and (v)	22.9%	19.8%	16.1%	23.2%
Diluted core operating earnings per share (iv)	$0.87	$0.67	$1.82	$2.29
Return on average equity (annualized) (v)	19.9%	22.3%	18.9%	23.5%

i.	The tax impact was calculated by applying the prevailing corporate tax rate of each subsidiary to the gross value of the relevant reconciling items as recognized separately by the subsidiaries on a standalone basis.

ii.	Represents the total shareholders’ equity at the end of the reporting period plus the total shareholders’ equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the period divided by average shareholders’ equity.

iv.	Represents core operating income attributable to vested equity holders divided by the weighted average number of vested common shares – diluted as follows:

	Quarter Ended September 30,		Nine Months Ended September 30,
(in millions of U.S. Dollars, except per share information)	2025	2024	2025	2024
Core operating income for the period	$38.6	$30.7	$80.8	$103.9
Minus: Core operating income attributable to earnout shares	-	$0.1	-	$1.3
Minus: Dividends attributable to restricted share awards	-	-	$0.8	$0.6
Core operating income available to common shareholders (a)	$38.6	$30.6	$80.0	$102.0
Weighted average number of shares – diluted (in millions of shares) (b)	44.4	45.8	43.9	44.6
Diluted core operating earnings per share (a/b)	$0.87	$0.67	$1.82	$2.29

v.	Return on average equity (annualized) and core operating return on average equity (annualized), both non-GAAP financial measures, represent the returns generated on common shareholders’ equity during the period.

The Company has posted a third quarter 2025 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

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About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, marine trades, contingency, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, marine liability and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Malta, Dubai, Amman, Oslo, Kuala Lumpur and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A” (Strong)/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

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Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “ability,” “aim,” “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U.S. Dollar; (5) the outcome of any legal proceedings that may be instituted against the Company; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others; (7) the effects of military conflicts in the Middle East, including the potential disruption of Red Sea international shipping routes; (8) the impact of the tariffs that have been imposed or may be imposed by the U.S. administration; (9) the inability to maintain the listing of the Company’s common shares on Nasdaq; and (10) other risks and uncertainties indicated in IGI’s filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law.

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IGI Investor & Media Contacts:

Robin Sidders, Head of Corporate Relations
Email: robin.sidders@iginsure.com

Ahmad Jabsheh, AVP, Corporate Relations

Email: ahmad.jabsheh@iginsure.com